[GRAPHIC OMITTED]


NEWS RELEASE


               Acergy S.A. announces fabrication contract for its
                        Globestar Yard in Warri, Nigeria

London, England - May 20, 2008 - Acergy S.A. (NASDAQ GS: ACGY; Oslo Stock
Exchange: ACY) announced today the award of a contract valued at approximately $50 million for the fabrication, assembly and testing of eight manifolds and support structures, eight suction piles, twenty-three well jumpers and other subsea structures for the Usan Oilfield located offshore Nigeria on behalf of Cameron Offshore Systems Nigeria Ltd. The work will be undertaken at our Globestar Yard in Warri, Nigeria.

Olivier Carre, Vice President, Acergy Africa and Mediterranean said: "We are pleased to be awarded this contract which builds upon previous successful contracts with Cameron. This contract demonstrates that our decision, in 2005, to invest in developing specialist skills in our Globestar Yard to deliver world class fabrication for our clients, has proven to be a successful strategy. The yard in Warri is an integral part of our business and continues to reflect our commitment to the Nigerian Oil and Gas sector."

*********************************************************************
Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.

*********************************************************************

Contact:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com


Forward-Looking Statements: Certain statements made in this announcement may include "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "forecast", "project," "will," "should," "seek," and similar expressions. These forward-looking statements include, but are not limited to, statements as to the combined value of the awarded contracts, statements as to the date of commencement and completion of each awarded contract and statements as to the scope of each awarded contract. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.